Pacific Link Listed as a Project of National Interest
CALGARY, Alberta, October 1, 2026 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA), along with the Governments of Alberta and Canada, and Trans Mountain Corporation, today marked a key milestone on the West Coast Oil Pipeline, now called Pacific Link (the "Project"), following its listing by the Government of Canada as a Project of National Interest ("PONI") under the Building Canada Act.
The proposed nation-building infrastructure project will strengthen Canada's energy transportation network and expand global market access for Canadian crude oil. The PONI listing provides greater certainty through a clearer, more efficient and predictable federal review process that will maintain environmental standards and Indigenous consultation, which will be led by the Major Projects Office and supported by the Canada Energy Regulator.
"Today's announcement is a critical milestone for Pacific Link," said Scott Burrows, President and Chief Executive Officer of Pembina. "We thank the governments of Canada and Alberta for their leadership in advancing this generational opportunity. Pembina is proud to contribute our experience, capabilities and track record of disciplined execution built over more than 70 years."
Trans Mountain Corporation is responsible for the regulatory process, stakeholder and Indigenous engagement, construction of the Project, and subsequent operation of the asset. Pembina is contributing its development and execution expertise, along with an independent industry perspective.
The Project is continuing to advance key project development work streams including environment, regulatory and engineering, as well as Indigenous and community engagement planning.
"Pembina will bring a disciplined and measured approach to Pacific Link as the parties continue to advance the necessary development work," said Burrows. "Our experience developing and operating complex energy infrastructure helps position the Project for success, while ensuring any future investment decision aligns with our capital allocation priorities and delivers long-term value for our shareholders."
As previously disclosed, Pembina's economic interest through construction will be 10 percent, with the opportunity to acquire up to an additional 10 percent once the Project enters commercial operation. Pembina retains full discretion over any final investment decision ("FID") for its interest and shall have no at-risk development capital prior to FID. Pembina will evaluate the opportunity through its capital allocation guardrails and broader development portfolio.
"Canada has a once-in-a-generation opportunity to become a global energy superpower. To transform our economy. To diversify our trade. To become less reliant on a single trade partner. To achieve greater strategic autonomy so we can continue to live our lives as we choose. The Pacific Link Pipeline is critical to this mission. To seize this opportunity, we are building together – boldly, sustainably, and in true partnership with Indigenous Peoples. In a more dangerous, divided world, Canada is working."
The Rt. Hon. Mark Carney, Prime Minister of Canada

"Today marks a significant victory for Alberta's and Canada's energy future," said Danielle Smith, Premier of Alberta. "The listing of Pacific Link as a Project of National Interest demonstrates what can be achieved when governments work together to advance nation-building infrastructure. Today marks an important step toward expanding market access, strengthening our economy and reinforcing Alberta's position as a reliable global energy supplier."
-Danielle Smith, Premier of Alberta
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.
About Pacific Link
Pacific Link, formerly referred to as the west coast oil pipeline, is a proposed oil pipeline with the capacity to transport one million barrels per day of crude oil from Alberta to Canada's west coast for export to, and from there, to Asia-Pacific and other global markets. The proposed pipeline project has been listed as a Project of National Interest and will participate in a streamlined regulatory review process established under the Building Canada Act.
The Project is being advanced by the Government of Canada, through Trans Mountain Corporation, the Government of Alberta, through the Alberta Petroleum Marketing Commission, and Pembina Pipeline Corporation. Meaningful Indigenous engagement, consultation, participation and equity partnership opportunities are central to the development of Pacific Link and will help shape the project as it moves forward.
Forward-Looking Statements
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements relating to: the development, scope, regulatory process, timing and benefits of the Project, including the anticipated federal review process; the anticipated roles of the parties, including Pembina, the Government of Canada, the Government of Alberta and Trans Mountain Corporation; Indigenous and community engagement, including participation and equity partnership opportunities; and expectations regarding Pembina's economic interest in and evaluation of the Project, including any FID.

These forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release, including, among other things: the continued participation and alignment of the other stakeholders in the Project; that the regulatory review process under the Building Canada Act and all required regulatory, governmental and environmental approvals can be completed or obtained on acceptable terms and in a timely manner; that Indigenous engagement and consultation will proceed as anticipated; that the Project will satisfy Pembina's capital allocation criteria; and prevailing commodity prices, cost estimates, financing conditions and market conditions.
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: that FID in respect of the Project may not occur on the timing expected by Pembina or otherwise; the regulatory environment and decisions, and Indigenous and landowner consultation requirements; actions by governmental or regulatory authorities; reliance on key relationships, partners and agreements; the political environment and public opinion; adverse general economic and market conditions; the ability to access various sources of debt and equity capital; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 26, 2026 for the year ended December 31, 2025 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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